July 11, 2012

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: SEC letter dated June 26, 2012 regarding the Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 27, 2012 by CNO Financial Group, Inc. (File No. 001-31792)

Dear Mr. Rosenberg:

The following information is provided in response to the comments in your letter dated June 26, 2012:

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Mortgage Loans, page 116

(1)	Staff Comment: We have reviewed your response to our comment three and have the following comments:

a.
You indicate that you follow the authoritative guidance in ASC 310-10-45, which is other presentation matters, to account for your mortgage loans. Please clarify if you follow ASC 310-10-35 to account for these loans.

b.	Please tell us why you do not follow the loans held for sale accounting literature under ASC 948-310-35-1 for those loans that you have the intent to sell.

c.
You state "As part of our periodic assessment of the fair value of the collateral backing our mortgage loans, we determined that the estimated fair values of the collateral were in excess of the carrying values of our loans." Please tell us why this statement does not appear to be consistent with the loan-to-value ratio disclosure on page 95 where the greater than 90% row shows a carrying value that exceeds the fair value.

d.	In performing your periodic assessment of the fair value, please tell us how frequently you obtain appraisals on the properties underlying your commercial loans.

Response:

a.	For clarification, we follow the authoritative guidance in Accounting Standards Codification ("ASC") 310-10-35 to account for our mortgage loans.

b. We do not originate mortgage loans to be held for sale. The loans described in our response were acquired for investment purposes. However, we later decided to sell them subsequent to a credit event. Given our intent to sell these loans, we recognized the impairment loss as a direct charge against the loan balance rather than establishing a loan loss allowance. This practice recognizes the permanent impairment related to the loan and is consistent with the guidance in paragraphs 10.72 and 10.73 of the AICPA Audit & Accounting Guide for Depository and Lending Institutions.

This accounting is consistent with the guidance in ASC 948-310-35, except the amount by which cost exceeds fair value was accounted for as a direct charge to the loan balance instead of as a valuation allowance. Since the charge related to a permanent impairment, we concluded the guidance in the AICPA guide was appropriate for these loans.

Recording the permanent impairment as a direct charge to the loan instead of a valuation allowance had no impact on our reported earnings or the total mortgage loan balance.

c.
The loan-to-value table on page 95 of our 2011 Form 10-K discloses the carrying values and estimated fair values of our mortgage loans summarized by loan-to-value ratios. The estimated fair values disclosed in the table are the fair values of the loans (not the collateral).

In addition to determining the fair value of our mortgage loans, we also calculate the fair value of the underlying collateral which is used to determine the loan-to-value distribution in the table. With respect to the greater than 90 percent row in the table, these loans had an aggregate carrying value of $167.9 million and an estimated fair value of $163.3 million. The estimated value of the underlying collateral was $177.9 million. Accordingly, the loan-to-value ratio for these loans was 94 percent.

To enhance our disclosure in future filings, we will add fair value of underlying collateral to the table as summarized below:

The following table provides the carrying value and estimated fair value of our outstanding mortgage loans and underlying collateral as of December 31, 2011, summarized by loan-to-value ratios (dollars in millions).

		Estimated fair value
	Carrying	Mortgage
Loan-to-value ratio (a)	value	loans	Collateral
Less than 60%	$626.3	$697.6	$1,461.0
60% to 70%	382.5	415.6	593.7
Greater than 70% to 80%	207.2	217.3	277.0
Greater than 80% to 90%	218.9	241.6	257.1
Greater than 90%	167.9	163.3	177.9

	$1,602.8	$1,735.4	$2,766.7
________

(a)	Loan-to-value ratios are calculated as the ratio of: (i) the carrying value of the commercial mortgage loan; to (ii) the estimated fair value of the underlying collateral.

d.
We generally calculate the estimated fair value of the underlying collateral for our mortgage loans on a quarterly basis, using the most recent reported net operating cash flows discounted using a market interest rate consistent with the risk profile of the loan.

In connection with responding to your comments, the Company provides specific acknowledgment of the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call me at (317) 817-6144.

Very truly yours,

/s/ John R. Kline
John R. Kline
Senior Vice President and
Chief Accounting Officer